FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on April 18, 2013

NOTICE OF 2013 ANNUAL GENERAL MEETING

Royal Dutch Shell plc (the "Company") announces that its 2013 Annual General Meeting will be held at the Circustheater, Circusstraat 4, The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 21, 2013. The Notice of Annual General Meeting (the "Notice") can be viewed and downloaded from www.shell.com/agm.

In previous years there has been an audio-visual link to a satellite meeting place in London, however following feedback from shareholders it has become apparent that this arrangement did not satisfy shareholders present in either The Hague or London. Given this feedback, and a drop in the percentage of votes cast by shareholders present in London compared with the total votes cast at the meeting (approximately 0.005% at the 2012 AGM), there will not be an audio-visual link to a satellite meeting place in London this year. The 2013 AGM will, however, be webcast on the day so shareholders unable to attend in person can still follow proceedings. Details of the webcast arrangements can be found in the Notice of Annual General Meeting.

RETAIL SHAREHOLDERS PRESENTATION, LONDON

A presentation by Peter Voser, Chief Executive Officer and Simon Henry, Chief Financial Officer, has been arranged for retail shareholders at 11:00 (UK time) on Thursday May 23, 2013 (two days after the 2013 AGM) at The Mermaid Conference and Events Centre, Puddle Dock, Blackfriars, London, UK. This presentation is not part of the 2013 AGM. Further details can be found in the Notice of Annual General Meeting.

NATIONAL STORAGE MECHANISM

In accordance with the Listing Rules, a copy of each of the documents below have been submitted to the National Storage Mechanism and will be available for inspection at: www.Hemscott.com/nsm.do

Annual Report and Form 20-F for the year ended December 31, 2012
2012 Annual Review and Summary Financial Statements
Notice of 2013 Annual General Meeting
Notice of Availability of Shareholder Documents
Proxy Form relating to the 2013 Annual General Meeting

The Annual Report and Form 20-F for the year ended December 31, 2012 and 2012 Annual Review and Summary Financial Statements can also be viewed and downloaded from the Company’s website: www.shell.com/annualreport. Printed copies of the Notice and associated documents will be issued to shareholders today.

April 18, 2013

Mark Edwards
Deputy Company Secretary

ENQUIRIES

MEDIA
International: +44 (0) 207 934 5550
USA: +1 713 241 4544

INVESTOR RELATIONS
International: + 31 (0) 70 377 4540
North America: +1 713 241 1042

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: April 18, 2013